John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

June 17, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mary Cole, Esq.

Re:	Equinox Funds Trust 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Dear Ms. Cole:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 61 (“PEA 61”) to the Trust’s Registration Statement on Form N-1A. PEA 61 was filed on April 3, 2014 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Equinox BlueCrest Systematic Macro Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus contained in PEA No. 61 with respect to the Fund. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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U.S. Securities and Exchange Commission June 17, 2014 Page 2

Prospectus Summary – Fee Table

1.	Disclose the $15.00 wire redemption fee in the fee table and not in a footnote.

Response: The Prospectus has been revised to address the Staff’s comment.

2.	In the fee table, does the line item “Management Fees” include the gross management fees of the Fund and the Subsidiary?

Response: Yes. Equinox Fund Management, LLC serves as the investment adviser to the Fund and the Subsidiary under the respective advisory contracts receives the same fee rate as a percentage of assets under management. Further the Adviser will not be paid an advisory fee by the Fund on assets allocated to the Subsidiary.

3.

In the fee table, confirm that “Other Expenses” reflect estimated expenses of its wholly-owned foreign subsidiary (the “Subsidiary”) and any consolidated trading companies? In the response disclose the factors the Fund will consider to determine whether a trading company’s financial statements are consolidated.

Response: Confirmed. “Other Expenses” reflect estimated expenses of the Subsidiary. Consistent with previous Staff requests, the Trust acknowledges the staff’s position regarding consolidation of financial statements when a Fund or its wholly-owned subsidiary holds an economic interest of 50% or more in another issuer including a trading company and, to the extent applicable, the Trust will prepare its financial statements in a manner consistent with such position.

4.

Revise footnote 3 of the fee table to more clearly disclose the indirect costs associated with the Fund’s investment strategy including the indirect costs of the trading companies and swap arrangements. Disclose the term “new high net trading profits” in the Prospectus. To the extent available provide the information regarding swap costs in basis points over net asset rather than notional exposure. In your response discuss whether the estimated costs attributable to the swap arrangements include imbedded interest expense.

Response: The Prospectus has been revised to address the Staff’s comment. In the initial prospectus for the Fund, the Fund discloses (i) that the fee table does not reflect the expenses of the trading company, (ii) that investors in the Fund indirectly bear such

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expenses through the Fund’s or Subsidiary’s investment in a trading company, and (iii) the character of the fees charged by the trading company, including whether any performance fee arrangements exist. At subsequent updates to its prospectus, the Fund intends to revise this footnote to reflect the impact of the Subsidiary’s and any consolidated trading company’s fees and expenses as a percentage of the Fund’s assets.

The section “Additional Information about Principal Investment Strategies and Related Risks” has been revised to disclose the following:

“New high net trading profits” are generally equal to the net profits earned by the BlueCrest Program during the period, if any, including gross realized trading profits plus or minus the change in unrealized profit (loss) on open positions minus the management fee charged by BlueCrest and broker commissions, exchange fees and other transaction related fees and expenses charged in connection with the BlueCrest Program’s trading activities.

5.

Confirm that the expense waiver arrangements will remain in place for at least a one year period beginning from the date of the Prospectus; state that no recoupment will occur unless the Fund’s expenses are below the expense cap levels.

Response: Confirmed. The Prospectus has been revised to reflect the Staff’s comments.

Prospectus Summary - Principal Investment Strategies

6.

As a principal investment strategy will the Fund invest in hedge funds (i.e. investment funds excluded from the definition of “investment company” by Sections 3(c)1 and 3(c)7 of the 1940 Act) or enter into swap contracts using a hedge fund as the reference asset “hedge fund swaps”)?

Response: It is not a principal investment strategy of the Fund to invest in hedge funds or hedge fund swaps. While there are no policies specifically limiting the Fund’s investment in hedge fund swaps, the use of such instruments would be subject to the same policies and limitations that apply to the Fund’s use of swap contracts, including the Fund’s policies with respect to asset coverage and illiquid securities.

7.

In your response to the Staff, discuss the material terms of the proposed swap arrangements including: (a) any leverage created by the swap arrangements; (b) any penalty provisions or costs applicable for terminating or closing a swap contract early; (c) any imbedded interest costs; and (d) how the swap positions will be valued, whether

U.S. Securities and Exchange Commission June 17, 2014 Page 4

the swap contract will be priced daily and whether a consultant will be engaged to assist in pricing the Fund’s swap positions.

Response: The Fund, through its Subsidiary, anticipates entering into a total return swap contract negotiated with an unaffiliated third-party (“counterparty”) that will provide notional exposure of approximately 100-105% of the Fund’s net assets to the total returns of the Systematic Macro Program of BlueCrest Capital Management LLP (“BlueCrest”) as represented by a commodity pool owned by ALPHAS Managed Account Platform XLII Limited (the “Reference Pool”), a private company with limited liability formed under the laws of Ireland. The Reference Pool is comprised at any given time of trading positions selected by BlueCrest that include over-the-counter foreign exchange and currency option transactions and exchange traded futures in relation to any commodity, metal, financial instrument, currency, interest rate or index traded on certain exchanges. In addition, the terms of the swap contract are expected to provide for a floating rate payment to the swap counterparty based upon an interest rate equal to one month USD Libor plus a negotiated spread accrued on the notional level of the swap.

It is expected that the swap contract will have a term of five years unless earlier terminated. It is anticipated that the Fund will periodically adjust the notional level of the swap contract and as such may require early termination of the swap contract. Under the terms of the swap contract, the Fund may terminate the swap on one business day notice without incurring additional costs or paying a penalty.

Consistent with industry practice, the Subsidiary will secure its obligations under the swap contract by posting collateral to a custodial account at a third party custodian bank (the “Custodian”) in the Fund’s name (the “Collateral Account”). The Subsidiary will grant to the swap counterparty a security interest in the Collateral Account pursuant to an account control agreement among the Subsidiary, the swap counterparty and the Custodian. The Fund will determine the value of swap contract based on its good faith determination of the fair value of the swap contract pursuant to procedures and methods established by the Fund’s Board of Trustees taking into consideration factors, including, but not limited to, (a) the net amount to be paid to or received by the

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Fund in connection with a termination of the swap contract on the relevant date as determined by the counterparty, and/or (b) current prices for the swap contract as obtained from any third party pricing service retained by the investment adviser or other investment dealers or brokers who customarily deal in financial instruments comparable to the swap contract.

More specifically, it is anticipated that the counterparty will report a value to the investment adviser each day based upon the net asset value of the Reference Pool determined that day with reference to investment positions held by the Reference Pool as of 3 p.m. (Eastern Time) on that day. The net asset value of the Reference Pool is calculated by a third party administrator that is not affiliated with either the Fund or its counterparty. The counterparty will also report details of the investment positions held by the Reference Pool to the investment adviser each day. Such report will depict the investment positions held by the Reference Pool on the prior business day (i.e. on a T+1 basis). Additionally, the investment adviser expects to engage a third-party pricing consultant to calculate a value of the swap contract on a daily basis equal to the net liability payable by, or to, the Fund with reference to the net asset value of the Reference Pool as provided by the counterparty and the floating payment due to the counterparty under the terms of the swap.

8.	Will the Fund limit its exposure to a single swap counterparty? Is it possible for a counterparty to be required to pay the Fund more than 25% of its assets?

Response: The Fund will attempt to limit its exposure to any single swap counterparty to a mark to market value not to exceed 5% of the Fund’s assets. The investment adviser intends to enter into total return swap transactions that provide the investment adviser with the right, in the event the value of a swap contract is equal to or greater than 5% of the notional exposure of the swap contract, to cause the swap counterparty to make a cash payment to the Subsidiary in order to reduce the swap value to an amount below 5% of the notional exposure. While not impossible, it is implausible that a single counterparty would be obligated under the swap transaction discussed herein to be obligated to pay more than 25% of its assets to the Fund at any given time.

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9.	Discuss the Fund’s exposure to emerging markets in the principal investment strategy section since emerging markets risk is included in the principal risks section.

Response: The Prospectus has been revised to reflect the Staff’s comment.

10.	As appropriate, revise the disclosure regarding the Fund’s principal investment strategies to remove jargon, consistent with “plain English” principles.

Response: The Prospectus has been revised to reflect the Staff’s comment.

11.	Bold the word “carry” throughout this section, as a defined term.

Response: The Prospectus has been revised to reflect the Staff’s comment.

12.

The principal investment strategy states that the Fund may purchase certain fixed income securities. Disclose the type and, to the extent relevant, the credit quality of the fixed income securities in which the Fund invests and the extent to which the Fund intends to invest in debt securities commonly referred to as “junk bonds.” Revise the Principal Risks as necessary.

Response: The Prospectus has been revised to address the Staff’s comments. The Fund will invest in cash, cash equivalents or securities issued by the U.S. government normally with one year or less term to maturity. The Fund may also invest, to the extent permitted by the 1940 Act and rules under it, in money market funds. The Fund will not invest in non-investment grade, high yield or “junk” bonds.

13.	With respect to the wholly-owned foreign subsidiary (the “Subsidiary”) of the Fund, please provide representations that address the following:

(a)	Will the Fund look through the subsidiary regarding issuer diversification and industry concentration limitations?

Response: Yes. Each Fund will look through to the Subsidiary for purposes of measuring issuer diversification and industry concentration. Note that the Fund is a non-diversified investment company under the 1940 Act.

(b)	Will the Registrant consolidate the financial statements of the Subsidiary and the Fund?

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Response: The financial statements of the Subsidiary will be included in the Fund’s financial statements included within its annual and semi-annual reports to shareholders.

(c)	Will the Subsidiary’s advisory contract (“Subsidiary Agreement”) comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund’s Board of Trustees?

Response: Section 15 is not applicable to the Subsidiary as it is not a registered investment company; however, the terms of the Subsidiary Agreement are consistent with the requirements for an investment advisory contract set forth in Section 15(a) of the 1940 Act. With respect to approval by the Board of Trustees of the Trust, the Board of Trustees nor any Trustee has a position with the Subsidiary and, accordingly, has no capacity or authority to approve or disapprove the Subsidiary Agreement. The Board of Trustees will receive and review information regarding the Subsidiary including the Subsidiary Agreement in connection with the start-up of the Fund.

(d)	Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act?

Response: Yes. The Subsidiary will comply with Sections 10 and 16 of the 1940 Act to the extent applicable.

(e)	Will the Subsidiary submit to inspection by the Commission? This could be documented in an undertaking in Part C.

Response: Yes. The Registrant will include an undertaking in Part C to the effect that the Subsidiary will submit to inspection by the Commission.

(f)	Will the subsidiary comply with Section 17(g) of the 1940 Act with respect to its custodial relationships?

Response: The Subsidiary will be included as a joint insured with the Fund on a fidelity bond.

14.	To the extent the Fund does not engage in frequent buying and selling of securities remove the statements to that effect.

Response: The Prospectus has been revised to reflect the Staff’s comment.

15.	Prominently disclose that the Fund does not directly invest with BlueCrest.

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Response: The Prospectus states that the investors will not be investing with the BlueCrest Group, will not have voting rights or a direct interest in any BlueCrest fund, and will have no standing or recourse against the BlueCrest Group with respect to the Fund, its operations or performance.

Prospectus Summary – Principal Risks

16.

Confirm that the Fund has considered the Staff guidance promulgated in the Letter regarding derivatives dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response: The Funds have considered the Staff guidance regarding derivatives disclosure in the above-referenced letter.

Other Comments

17.

Delete disclosure in “Additional Information about Principal Investment Strategies and Related Risks” that merely repeats the disclosure in the Prospectus Summary. In the same section, comments with respect to Principal Risk also apply to “Principal Investment Risks” disclosures.

Response: The Prospectus has been revised to reflect the Staff’s comments.

18.	Since the Fund only offers an institutional class would the Fund consider restricting sales to “accredited investors?”

Response: No. The Fund has a minimum initial investment of $25,000 and its shares will be registered under the Securities Act.

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U.S. Securities and Exchange Commission June 17, 2014 Page 9

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Robert J. Enck, President, Equinox Funds Trust John M. Ford, Esq.

EXHIBIT A

EQUINOX FUNDS TRUST

1775 SHERMAN STREET

SUITE 2500

DENVER, CO 80203

June 17, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.20549

Attention: Mary Cole, Esq.

Re:	Equinox Funds Trust (the “Trust”) File Nos. 333-168569 and 811-22447

Dear Ms. Cole:

In connection with the Trust’s response to certain oral comments received from the staff of the Commission with respect to Post-Effective Amendment No. 61 to the Trust’s registration statement on Form N-1A filed with the Commission on April 3, 2014 (the “Amendment”), the Trust is providing the following statement, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009 or, in his absence to John P. Falco, Esq. of Pepper Hamilton LLP at 215.981.4659.

Very truly yours,

/s/ Philip Liu

Philip Liu

Secretary

Cc:	John M. Ford, Esq. John P. Falco, Esq.